CONSENT OF JASON KEILY

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 30, 2017 (the “Report”),”
(b)	the News Release of the Company dated March 30, 2017, and
(c)

the disclosure related to the Report in the Management’s Discussion & Analysis of the Company for the year ended December 31, 2016 and the eight months ended December 31, 2015 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Jason Keily
Name: Jason Keily FAusIMM (CP), CPEng
Title: Mining Manager, Kirkland Lake Gold
Northern Territory Mining Operations,
Kirkland Lake Gold Ltd.

Date: August 4, 2017